3-1-02





02024355

1015650

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002
SK Telecom Co., Ltd.
99, Seorin-dong Jongro-gu,Seoul,110-110, Korea



RECEIVED
MAR 13 2002
PROCESSED
APR 05 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✔ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✔

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, March 8, 2002 By 

Name : Sung-Hae Cho
Title: Vice President

Report to the Korea Stock Exchange

Re : Results of the 18th Shareholders' Meeting

The following agendas were approved at the 18th Annual Shareholders' Meeting.

1st agenda : the balance sheet, the profit and loss statement, and the statement of appropriation of retained earnings of the 18th fiscal year (dividend : krw690 per ordinary share)

2nd agenda : Appointment of 5 Directors(including 2 outside directors)

Name	Date of Birth	Current Status	Remarks
Tae Won Chey	Dec.3.1960	Chairman and CEO, SK Corporation	Current Director
Shin Bae Kim	Oct.15.1954	Senior Vice President, Strategic Planning Divisional Group, SK Telecom	
Young Jin Kim	Sep.19.1946	Vice President, America Regional Head Office, SK Global	
Sang Chin Lee	Jan.24.1941	President, Communication Network Interface, Inc.	Current Outside Director
Jae Seung Yoon	Nov.9.1962	CEO, Daewoong Pharmaceutical Co.,Ltd.	Outside Director

3rd agenda : amendment of certain provisions of the Articles of Incorporation as attached

3 – 1) Expanding the Range of Stock Options
3 – 2) Adding a Method of Notice and Public Notice of Convening of General Meeting
3 – 3) Expanding the Convening Right of the Board of Directors' Meeting

4th agenda : the ceiling amount of the Remuneration of Directors. (krw 8billion)

Articles of Incorporation

Current	Proposed Amendment
Article 10-3. Stock Option (1) The Company may grant the Stock Option to its officers and employees within 20% of total issued and outstanding shares by an extraordinary resolution of the General Meeting of Shareholders. Provided that, the Company may grant the stock option by a resolution of the Board of Directors within 10% of total issued and outstanding shares up to the limit as permitted by relevant laws and regulations. (2) An officer or employer who may be granted with Stock Option shall be such person who has contributed to profit maximization or technical improvement of the Company or is capable of such contribution; provided, that a person falling under any of following Items shall be excluded from the foregoing. 1. Largest shareholders and related person thereto (specified in Article 10-3, Paragraph (2) of Enforcement Decree of SEA); 2. Major shareholder (specified in Article 188 of SEA) and related person thereto; or 3. Any person who becomes a major shareholder upon exercise of Stock Option.	Article 10-3. Stock Option (1) The Company may grant the Stock Option to its officers and employees or the officers and employees of the related companies as provided by the relevant laws(the "Officers and Employees" in this Article), within the limit set by the relevant laws, by an extraordinary resolution of the General Meeting of Shareholders. Provided that, the Company may grant the stock option to the Officers and Employees by a resolution of the Board of Directors within the limit set by the relevant laws up to the limit as permitted by relevant laws and regulations. (2) An Officer or Employee who may be granted with Stock Option shall be such person who has contributed to profit maximization or technical improvement of the Company or is capable of such contribution; provided, that a person prohibited from receiving Stock Option by the relevant laws shall be excluded from the foregoing. 1. (Deleted) 2. (Deleted) 3. (Deleted)
Article 20. Notice and Public Notice of Convening of General Meeting (1) In convening a General Meeting of Shareholders, a written notice thereof setting forth the time, date, place and agenda of the meeting, shall be sent to each shareholder at least two (2) weeks prior to the date of the meeting. (2) The notice of convening General Meeting of Shareholders to shareholders holding not more than one (1) percent of the total number of shares with voting rights issued and outstanding shall be replaced by public notices given at least twice in "The Korea Economic Daily" and "Maeil Kyungje-The Economic Daily" published in Seoul, two (2) weeks prior to the meeting. Public notice of a meeting shall include the statement that a general meeting will be held and the agenda of the meeting.	Article 20. Notice and Public Notice of Convening of General Meeting (1) In convening a General Meeting of Shareholders, a written notice or electronic document thereof setting forth the time, date, place and agenda of the meeting, shall be sent to each shareholder at least two (2) weeks prior to the date of the meeting. (2) The written notice or electronic document of convening General Meeting of Shareholders to shareholders holding not more than one (1) percent of the total number of shares with voting rights issued and outstanding shall be replaced by public notices given at least twice in "The Korea Economic Daily" and "Maeil Kyungje-The Economic Daily" published in Seoul, two (2) weeks prior to the meeting. Public notice of a meeting shall include the statement that a general meeting will be held and the agenda of the meeting.

Article 44. Convening of the Board of Directors' Meeting	Article 44. Convening of the Board of Directors' Meeting
(1) Meetings of the Board of Directors shall be convened by the Representative Director as he deems necessary or upon the request of more than three (3) directors. (2) In convening a meeting of the Board of Directors, a notice thereof shall be given to each director two (2) days prior to the date of the meeting. (3) The procedure of Paragraph (2) may be dispensed with upon the consent of all directors.	(1) Meetings of the Board of Directors shall be convened by the Representative Director as he deems necessary or upon the request of more than three (3) directors. (2) A director not entitled to convene a Meeting of the Board of Directors may request the director entitled to convene a Meeting of the Board of Directors to convene such Meeting. When the director entitled to convene a Meeting of the Board of Directors refuses to convene a Meeting without proper reason, other directors may convene a Meeting of the Board of Directors. (3) In convening a meeting of the Board of Directors, a notice thereof shall be given to each director two (2) days prior to the date of the meeting. (4) The procedure of Paragraph (3) may be dispensed with upon the consent of all directors.